Exhibit 99.1

January 9, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Change in Holdings in Atrium European Real Estate Limited

Gazit-Globe Ltd. is pleased to report a change in its holdings in its partially-consolidated subsidiary Atrium European Real Estate Limited.1 (“ATR”) as detailed below:

Today, the Company purchased 1,100,000 common shares of ATR in the open market.

As of the date of this report, and following the aforementioned purchase along with additional purchases made over the last month, the Company now holds (through wholly-owned subsidiaries) 120,090,415 common shares of ATR, comprising approximately 32.21% of ATR’s issued and outstanding common shares and voting rights (31.78% on a fully-diluted basis).

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A public company traded on the Vienna Stock Exchange and the Amsterdam Euronext.